Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

October 19, 2023

Pakis, Giotes, Burleson & Deaconson, P.C.
400 Austin Avenue, Suite 400
Waco, TX 76703 USA

RE: WELL WATER FINDERS, INC.
File Number: 805271436

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Well Water Finders, LLC
File Number: 803814204

Converting it to

WELL WATER FINDERS, INC.
File Number: 805271436

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 09/11/2023

Effective: 09/11/2023

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

WELL WATER FINDERS, INC.
File Number: 805271436

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 09/11/2023

Effective: 09/11/2023

Jane Nelson
Secretary of State

Form 636 **(Revised 05/11)** Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512 463-5709 **Filing Fee: See Instructions**	THE STATE OF TEXAS **Certificate of Conversion of a Limited Liability Company Converting to a Corporation**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas SEP 11 2023 Corporations Section

Converting Entity Information

The name of the converting limited liability company is:
Well Water Finders, LLC

The jurisdiction of formation of the limited liability company is : Texas

The date of formation of the limited liability company is: 10/30/2020

The file number, if any, issued to the limited liability company by the secretary of state is: 803814204

Plan of Conversion—Alternative Statements

The limited liability company named above is converting to a: ☑ for-profit corporation
☐ professional corporation ☐ nonprofit corporation. The name of the corporation is:
Well Water Finders, Inc.

The corporation will be formed under the laws of : Texas

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ Instead of attaching the plan of conversion, the limited liability company certifies to the following statements:

A signed plan of conversion is on file at the principal place of business of the limited liability company, the converting entity. The address of the principal place of business of the limited liability company is:

276 PR 1032	Meridian	TX	US	76665
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A signed plan of conversion will be on file after the conversion at the principal place of business of the corporation, the converted entity. The address of the principal place of business of the corporation is:

276 PR 1032	Meridian	TX	US	76665
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting

entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

Certificate of Formation for the Converted Entity

☑ The converted entity is a Texas corporation. The certificate of formation of the Texas corporation is attached to this certificate either as an attachment or exhibit to the plan of conversion, or as an attachment or exhibit to this certificate of conversion if the plan has not been attached to the certificate of conversion.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Tax Certificate

☐ Attached hereto is a certificate from the comptroller of public accounts that all taxes under title 2, Tax Code, have been paid by the limited liability company.

☑ In lieu of providing the tax certificate, the corporation as the converted entity is liable for the payment of any franchise taxes.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 08/23/2023

Anh Vandehoy

Manager

Signature and title of authorized person on behalf of the converting entity

Form 201 (Revised 12/21) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 Filing Fee: $300	THE STATE OF TEXAS **Certificate of Formation For-Profit Corporation**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas SEP 11 2023 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

WELL WATER FINDERS, INC.

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☐ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

ANDREW		VAN DE KOP	
First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

276 PR 1032	MERIDIAN	TX	76665
Street Address	*City*	*State*	*Zip Code*

Article 3 – Directors

(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1				
ANDREW		VAN DE KOP		
First Name	*M.I.*	*Last Name*		*Suffix*
276 PR 1032	MERIDIAN	TX	76665	US
Street or Mailing Address	*City*	*State*	*Zip Code*	*Country*

Director 2					
TEISHA		VAN DE KOP			
First Name	*M.I.*	*Last Name*			*Suffix*
276 PR 1032	MERIDIAN		TX	76665	US
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Director 3					
First Name	*M.I.*	*Last Name*			*Suffix*
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 1,000

☑ A. The par value of each of the authorized shares is: $1.00

OR

☐ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

276 PR 1032	MERIDIAN	TX	76665	US
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

This entity is formed under a plan of conversion. The converting entity was "Well Water Finders, LLC" and it is a limited liability company which was formed in Texas on October 30, 2020. The address of the converting entity is 276 PR 1032, Meridian, Texas 76665. The file number of the converting entity issued by the Texas Secretary of State is 803814204.

The converted entity is liable for the payment of the required fees and franchise taxes.

Organizer

The name and address of the organizer:

C. SCOTT OMO
Name

400 AUSTIN AVENUE, SUITE 400	WACO	TX	76701
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. [✓] This document becomes effective when the document is filed by the secretary of state.

B. [ ] This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. [ ] This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 9/1/2023

[signature]
Signature of organizer

C. SCOTT OMO
Printed or typed name of organizer

Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	**Certificate of Formation Limited Liability Company**	**Filed in the Office of the Secretary of State of Texas Filing #: 803814204 10/30/2020 Document #: 1004901710002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Well Water Finders, LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:

Andrew R Vandekop

C. The business address of the registered agent and the registered office address is:

Street Address:

391 Interstate Highway 35 South Abbott TX 76621

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☑ A. The limited liability company is to be managed by managers.

OR

☐ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Manager 1: **Teisha D Vandekop** Title: **Manager**

Address: **391 Interstate Highway 35 South Abbott TX, USA 76621**

Manager 2: **Andrew R Vandekop** Title: **Manager**

Address: **391 Interstate Highway 35 South Abbott TX, USA 76621**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

Michael W. McDonald **P.O. Box 257 Hillsboro, Texas 76645**

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Michael W. McDonald, Attorney

Signature of Organizer

FILING OFFICE COPY

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Well Water Finders, LLC
File Number: 803814204

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 10/30/2020

Effective: 10/30/2020

Ruth R. Hughs
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

November 02, 2020

Attn: michael w mcdonald

Martin Showers Smith & McDonald, L.L.P.
P.O. Drawer 257
Hillsboro, TX 76645 USA

RE: Well Water Finders, LLC
File Number: 803814204

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic limited liability company (llc).

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at https://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

WELL WATER FINDERS, INC.
805271436

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 12/06/2023

Effective: 12/06/2023

Jane Nelson
Secretary of State

Form 424 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	THE STATE OF TEXAS **Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas DEC 06 2023 Corporations Section

Entity Information

The name of the filing entity is:

Well Water Finders, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- [x] For-profit Corporation
- [ ] Nonprofit Corporation
- [ ] Cooperative Association
- [ ] Limited Liability Company
- [ ] Professional Corporation
- [ ] Professional Limited Liability Company
- [ ] Professional Association
- [ ] Limited Partnership

The file number issued to the filing entity by the secretary of state is: 805271436

The date of formation of the entity is: September 11, 2023

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name	*M.I.*	*Last Name*	*Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

Street Address (No P.O. Box)	*City*	*State*	*Zip Code*
		TX	

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 - Authorized Shares
The total number of shared the corporation is authorized to issue is: 15,000,000.

A. The par value of each of the authorized shares is: $0.001

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: December 4, 2023

By: [signature]

Signature of authorized person

Andrew Van de Kop

Printed or typed name of authorized person (see instructions)